================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
================================================================================
                            Washington, D.C. 20549

                                  ----------

                                 SCHEDULE 13D
                       Under the Securities Act of 1934
                             (Amendment No. 1)/1/

                       CYPRESS FINANCIAL SERVICES, INC.
                       --------------------------------
                               (Name of Issuer)


                         $.001 Par Value Common Stock
             $.001 Series A Convertible Redeemable Preferred Stock
             -----------------------------------------------------
                        (Title of Class of Securities)



                                   171045305
                             ---------------------
                                (CUSIP Number)



                Farrest Hayden, 5400 Orange Avenue, Suite 200,
                  Cypress, California  90630, (714) 995-0627
     ------------------------------------------------------------------
             (Name, Address, Telephone Number of Person Authorized
                     to Receive Notice and Communications)



                                March 22, 1997
            ------------------------------------------------------
           (Date of Event Which Requires Filing  of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4)(i)(A) or (B), check the following box [ ].

     /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on Following pages)
                               Page 1 of 9 Pages

1.   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons

     Farrest Hayden
     Otto Lacayo
     Tom Ziegler
     The Najor Family Investment Trust
     The Peninsula Group Trust
     The Keyes Family Trust
     The Belgravia Fund, Ltd. (London)
     Euro-American Productions, Ltd.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)      [ ]
     (b)      [x]

3.   SEC Use Only ____________________________________________________________

4.   Source of Funds (See Instructions)

     Farrest Hayden                                   OO  Other
     Otto Lacayo                                      OO  Other
     Tom Ziegler                                      OO  Other
     The Najor Family Investment Trust                PF  Personal Funds
     The Peninsula Group Trust                        PF  Personal Funds
     The Keyes Family Trust                           PF  Personal Funds
     The Belgravia Fund, Ltd. (London)                PF  Personal Funds
     Euro-American Productions, Ltd.                  PF  Personal Funds

5. Check if Disclosure of Legal Proceedings in Required Pursuant to Items 2(d) or 2(e)_________________

6.   Citizenship or Place of Organization


     Farrest Hayden                               United States
     Otto Lacayo                                  United States
     Tom Ziegler                                  United States
     The Najor Family Investment Trust            Cook Islands
     The Peninsula Group Trust                    Cook Islands
     The Keyes Family Trust                       United States
     The Belgravia Fund, Ltd. (London)            United Kingdom
     Euro-American Productions, Ltd.              United Kingdom

7. Number of Shares Beneficially Owned by Each Reporting Person With Sole Voting Power:

                                                   Number of Common                Percentage of
                                               Shares Entitled to Vote             Common Stock
Name                                              As of Record Date              As of Record Date
----                                           -----------------------           -----------------
Farrest Hayden                                         824,415                         18.3%

Otto Lacayo                                            687,048                         15.3%


Tom Ziegler                                            628,828                         14.0%

The Najor Family  Investment Trust                     475,000                         10.6%

Euro-American Productions, Ltd.                        437,500                          9.7%

The Keyes Family Trust                                 412,500                          9.2%

The Peninsula Group Trust                              212,500                          4.7%

The Belgravia Fund, Ltd. (London)                         0                               0%
                                                     ---------                        -----

                            Total:                   3,677,791                         81.7%

                                                           Number of Preferred                            Percentage of
                                                         Shares Entitled to Vote                         Preferred Stock
Name                                                        As of Record Date                           As of Record Date
----                                                     -----------------------                        -----------------
Farrest Hayden                                                   121,088                                      35.1%

Otto Lacayo                                                      117,060                                      33.9%

Thomas Ziegler                                                   106,852                                      31.0%

  Total:                                                         345,000                                     100.0%

These shares represent approximately 83.0% of the outstanding Voting Securities of the Company.

8.   Shared Voting Power
     ------

     Farrest Hayden                                0
     Otto Lacayo                                   0
     Tom Ziegler                                   0
     The Najor Family Investment Trust             0
     The Peninsula Group Trust                     0
     The Keyes Family Trust                        0
     The Belgravia Fund, Ltd. (London)             0
     Euro-American Productions, Ltd.               0


9.   Sole Dispositive Power

                                            Number of Common         Percentage of
                                        Shares Entitled to Vote       Common Stock
Name                                       As of Record Date       As of Record Date
----                                    ------------------------   ------------------

Farrest Hayden                                  824,415                18.3%

Otto Lacayo                                     687,048                15.3%

Tom Ziegler                                     628,828                14.0%

The Najor Family  Investment Trust              475,000                10.6%

Euro-American Productions, Ltd.                 437,500                 9.7%

The Keyes Family Trust                          412,500                 9.2%

The Peninsula Group Trust                       212,500                 4.7%

The Belgravia Fund, Ltd. (London)                     0                   0%
                                              ---------               -----
          Total:                              3,677,791                81.7%

                                          Number of Preferred        Percentage of
                                        Shares Entitled to Vote     Preferred Stock
Name                                       As of Record Date       As of Record Date
----                                    ------------------------   -----------------
Farrest Hayden                                   121,088                35.1%

Otto Lacayo                                      117,060                33.9%

Thomas Ziegler                                   106,852                31.0%

  Total:                                         345,000               100.0%

10.  Shared Dispositive Power
     ------

     Farrest Hayden                               0
     Otto Lacayo                                  0
     Tom Ziegler                                  0
     The Najor Family Investment Trust            0
     The Peninsula Group Trust                    0
     The Keyes Family Trust                       0
     The Belgravia Fund, Ltd. (London)            0
     Euro-American Productions, Ltd.              0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     See Row 7 of the cover page, above.

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ].

13.  Percent of Class Represented by Amount in Row 11

     See Row 7 of the cover page, above.

14.  Type of Reporting Person (See Instructions)

     Farrest Hayden                                     IN
     Otto Lacayo                                        IN
     Tom Ziegler                                        IN
     The Najor Family Investment Trust                  OO
     The Peninsula Group Trust                          OO
     The Keyes Family Trust                             OO
     The Belgravia Fund, Ltd. (London)                  IV
     Euro-American Productions, Ltd.                    IV

Item 1.  Security and Issuer.
         -------------------

     The statement relates to the $.001 par value common stock and $.001 par value preferred stock of Cypress Financial Services, Inc.(the "Registrant"), a Nevada corporation, 5400 Orange Avenue, Suite 200, Cypress, CA 90630. This statement constitutes Amendment No. 1 to the statement on Schedule 13D of the Registrant filed on October 6, 1995 under Registrant's predecessor name, "The Christmas Guild, Inc."

Item 2. (a-c)  Identity and Background.
               -----------------------

               Farrest Hayden
               5400 Orange Avenue, Suite 200
               Cypress, CA  90630

               Otto Lacayo
               5400 Orange Avenue, Suite 200
               Cypress, CA  90630

               Tom Ziegler
               5400 Orange Avenue, Suite 200
               Cypress, CA  90630

               The Najor Family Investment Trust
               12625 High Bluff Drive, Suite 205A
               San Diego, CA  92130

               The Peninsula Group Trust
               9350 Trade Place, Suite C
               San Diego, CA  92126

               The Keyes Family Trust

               10204 Glorieta Boulevard
               Coronado, CA  92118

               The Belgravia Fund, Ltd. (London)
               Corporate House
               16 Bruna Street
               London EI  7NJ
               England

               Euro-American Productions, Ltd.
               Corporate House
               16 Bruna Street
               London EI  7NJ
               England

     The principal occupation of Farrest Hayden is CEO of the Registrant. The principal occupation of Otto Lacayo is Executive Vice President, CFO, Secretary and Director of the Registrant. The principal occupation of Tom Ziegler is Executive Vice President of the Registrant. For citizenship, see Row 6 on the cover page.

               (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Farrest Hayden                                         OO   Common Stock of MCSI
     Otto Lacayo                                            OO   Common Stock of MCSI
     Tom Ziegler                                            OO   Common Stock of MCSI
     The Najor Family Investment Trust                      PF   $66,667
     The Peninsula Group Trust                              PF   $41,667
     The Keyes Family Trust                                 PF   $41,667
     The Belgravia Fund, Ltd. (London)                      PF   $175,000
     Euro-American Productions, Ltd.                        PF   $175,000

Item 4.  Purpose of Transaction.
         ----------------------

     On September 12, 1995, Cypress Financial Services, Inc. (the "Registrant") (under the predecessor name, "The Christmas Guild, Inc.") entered into a Definitive Securities Purchase Agreement and Plan of Reorganization by which control of the Registrant was transferred from its management and shareholders as of that date to certain new entities and individuals and the Registrant acquired Medical Control Services, Inc. ("MCSI"), a California corporation engaged in the acquisition and processing of debt obligations. Prior to execution of the Definitive Securities Purchase Agreement and Plan of Reorganization (the"Agreement"), the previous Board of Directors of the Registrant effected a 1-for-750 reverse stock split of the Registrant's then outstanding shares of common stock. As a result of the reorganization as set forth in the Agreement, subsequent to execution of the Agreement, the former shareholders of the Registrant owned approximately 3.5% of the issued and outstanding shares of the Registrant's common stock and the Registrant's new shareholders owned approximately 96.5% percent.

     From approximately September, 1992 until the date of the execution of the Agreement, the Registrant had been inactive and seeking an acquisition. Prior to that time the Registrant operated a business engaged in retail sale of high-end Christmas decorations, gifts and home decor (see the Registrant's Annual Report on Form 10-K for the year ended June 30, 1995).

     Pursuant to the terms of the Agreement, on September 12, 1995, eight persons purchased 2,100,000 shares (post-split) of the Registrant's common stock for $400,000 in cash and a one month Note for $100,000. Immediately thereafter the Registrant purchased all of the outstanding capital stock of MCSI (consisting of 8,265 shares of MCSI common stock) from the three individual shareholders of MCSI in exchange for $400,000 in cash, a one month Note for $100,000, a Note for $750,000 secured by a certain parcel of commercial real property located in Cypress, California and 2,249,000 shares of common stock (post-split) of the Registrant.

     The original acquiring persons consisted of Messrs. Hayden, Lacayo and Ziegler, representing the shareholders of MCSI; and the Najor Family Investment Trust, the Peninsula Group Trust, the Belgravia Fund, Ltd. (London) and the Keyes Family Trust representing the new investors in the Registrant.

     Pursuant to the terms of the Agreement, on September 12, 1995, the Board of Directors of the Registrant appointed Farrest Hayden, CEO of MCSI, Otto Lacayo, Vice President and Secretary of MCSI, Daniel Najor, Graham Gill and Rebecca Welch to the Board of Directors of the Registrant. (Ms. Welch subsequently resigned as a director.) The Board of Directors of the Registrant then accepted the resignation of Albert Kezes, John J. MacDonald, II and Cathy MacDonald as Directors of the Registrant. The Board of Directors of the Registrant subsequently appointed Farrest Hayden, President and CEO of the Registrant, Otto Lacayo, Vice President and Secretary of the Registrant, and Thomas Ziegler, Vice President of the Registrant. These three individuals are conducting the ongoing business of the Registrant and its subsidiaries as they have over the past eighteen years.

Subsequent Events.
-----------------

     1.  Termination of Irrevocable Proxies.

     In connection with the acquisition in September, 1995, the sellers of the MCSI shares granted to Daniel Najor, a shareholder of the Registrant, a proxy to vote one-third of the 2,249,000 shares issued to them (generally, for a period of three years). The former MCSI shareholders also agreed not to purchase shares of the Registrant such that, after any purchase of the Registrant's shares, they will collectively own more than 49.9% of the total number of outstanding Registrant shares immediately after such purchase.

     On September 11, 1996, the Board of Directors, and Daniel Najor as the individual holder, authorized the termination of the irrevocable proxies of Messrs. Hayden, Lacayo and Ziegler and the restrictions on ownership of the Registrant's stock by such individuals, upon the election to the Board of Directors by the present directors or the shareholders of a new independent director to fill the vacant position on the Board.

     Effective March 22, 1997, Mr. Henry Huta was duly elected to the Board of Directors as an independent director, thereby terminating the voting proxies held by Mr. Najor and the restrictions on further ownership of the Registrant's stock by the former MCSI shareholders, Messrs. Hayden, Lacayo and Ziegler.

     2. Authorization and Issuance of Series A Convertible Redeemable Preferred Stock.

     On September 30, 1996, the Board of Directors authorized by unanimous written consent the creation of a new class of Series A Convertible Redeemable Preferred Stock, par value $.01 per share, and issued 345,000 shares to Messrs. Hayden, Lacayo and Ziegler in cancellation of an aggregate of $690,000 principal amount of promissory notes of the Company.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a)  and (b) See Row 7 on the cover page, above.

         (c) No transactions in the Common Stock were effected in the past 60 days by the reporting persons.

         (d)  Not applicable.

         (e) On January 19, 1996, The Peninsula Group Trust sold 200,000 shares to two separate purchasers and therefore, is no longer subject to this
Schedule 13D filing requirement. On June 28, 1996, the Belgravia Fund, Ltd., (London) sold all of its shares in the Registrant to Euro-American Productions, Ltd., which is now joining in the filing of the amended Schedule 13D. Accordingly, this filing is a final amendment with respect to The Peninsula Group Trust and The Belgravia Fund, Ltd. (London).

Item 6.  Contracts, Arrangements, Understandings or Relationships With
         -------------------------------------------------------------
         Respect to Securities of the Issuer.
         -----------------------------------

         See Item 4, above.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         None

     After reasonable inquiry and to the best or our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Dated:  March 31, 1997                 /s/ Farrest Hayden
                                       ________________________________________________________
                                       Farrest Hayden


Dated:  March 31, 1997                 /s/ Otto Lacayo
                                       _________________________________________________________
                                       Otto Lacayo


Dated:  March 31, 1997                 /s/ Thomas Ziegler
                                       ________________________________________________________
                                       Thomas Ziegler


                                               THE NAJOR FAMILY INVESTMENT TRUST


Dated:  March 31, 1997                 /s/ Daniel Najor
                                   By  ________________________________________________________
                                       Authorized Agent


                                               THE PENINSULA GROUP TRUST


Dated:  March 31, 1997                 /s/ Michael Crow
                                   By  ________________________________________________________
                                       Authorized Agent


                                               THE KEYES FAMILY TRUST


Dated:  March 31, 1997                 /s/ Richard Keyes
                                   By  ________________________________________________________
                                       Authorized Agent


                                               THE BELGRAVIA FUND, LTD.


Dated:  March 31, 1997                 /s/ Glen E. Gill
                                   By  ________________________________________________________
                                       Authorized Agent


                                               EURO-AMERICAN PRODUCTIONS, LTD


Dated:  March 31, 1997                 /s/ Glen E. Gill
                                   By  ________________________________________________________
                                       Authorized Agent